Appendix A
(Revised on 2/28/11)

Fund	Advisor Fee	Effective Date

Advisory Research All Cap Value Fund	1.00%	3/1/2010
Advisory Research International Small Cap Value Fund	1.00%	3/31/2010
Advisory Research Global Value Fund	1.00%	7/30/2010
Advisory Research Small Micro Cap Value Fund	1.00%
Advisory Research Emerging Markets All Cap Value Fund	1.00%
Advisory Research International All Cap Value Fund	1.00%